Exhibit 99.1

Evogene Reports First Quarter of 2019 Financial Results

Conference call and webcast, today at 9:00 am Eastern Time

Rehovot, Israel – May 28, 2019 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today its financial results for the first quarter ending March 31, 2019.

Ofer Haviv, Evogene's President and CEO, stated: “In 2019 we have completed the transition, as planned, to our new corporate structure consisting of Evogene, the company, as a technology hub for multiple divisions and subsidiaries in different life-science markets, each with an exclusive access to the CPB platform, our core technology, for its specific field. We currently apply the CPB platform in three general life-science markets: agriculture, human health and life-science based industrial applications.”

“Looking forward, we expect Evogene’s value will stem from the activities and the derived value of its divisions and subsidiaries. When substantial milestones in their product development pipeline are achieved, or strategic collaboration agreements are announced, these should be reflected in the valuations of our divisions’ and subsidiaries’ and subsequently in Evogene’s as well, as a major shareholder. Moreover, since one of the tasks of our subsidiaries is to secure external financial resources in addition to the potential revenue they will generate through collaborations, third-party investments could provide color on our subsidiaries' valuation as well.”

“A key motivation in the establishment of our subsidiaries is to enable increased management focus and a more efficient path to product development and an important parameter in their success is the quality of their leadership.  Most of our CEO’s have been with Evogene for several years, previously filling the position of general manager of our internal divisions that were the basis of our subsidiaries’ activities. I am confident that under these subsidiaries’ current leadership, each company is paving its independent path to success.”

Recent Developments:

Corporate Structure:

•	Establishment of Lavie Bio Ltd., a subsidiary focused on ag-biologicals, aiming to improve food quality, health and sustainability, led by Mr. Ido Dor.

•
Establishment of Canonic Ltd., a subsidiary focused on developing next generation medical cannabis products, led by Dr. Arnon Heyman, who will participate in this quarterly call. The company’s presentation can be accessed at: http://www.evogene.com/investor-relations/presentations-and-webcasts/

•
Evofuel was rebranded as Casterra to better reflect its change in business focus from the castor growers for the alternative fuel industry to castor oil for industrial uses. This subsidiary is led by Mr. Assaf Dotan.

Pipeline advancement included:

•	Biomica announced the initiation of pre-clinical studies in its immuno-oncology program, aiming to augment current cancer therapies by altering patients’ gut microbiome to improve response

•	AgPlenus:

o	Herbicide pipeline: a leading molecule family demonstrated in-planta proof of new Mode-of-Action (MoA) and demonstrated activity on a broad panel of important weeds in greenhouse assays.

o
Insecticide pipeline: computational identification of a new target representing a new MoA in insect pests has been achieved. Efforts are now focused on the computational prediction of molecule families that should inhibit this target.

“I expect the achievements during the coming months will begin to reflect the existing value and potential represented by each of our divisions and subsidiaries, all powered by the CPB platform” – Mr. Haviv concluded.

Consolidated financial results for the period ending March 31, 2019:

Cash position:  As of March 31, 2019, Evogene had approximately $50 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of approximately $4.5 million during the first quarter of 2019.

Assuming that no external financial resources are secured, such as through collaborations or external fund raising, the Company estimates that its net cash usage in 2019 will be in the range of $16 to $18 million dollars. The Company does not have bank debts.

Revenues primarily consist of research and development payments. These revenues represent R&D cost reimbursement and milestone payments under our various collaboration agreements. The majority of these agreements also provide for royalties or other forms of revenue sharing from successfully developed products.

Gross profit for the first quarter of 2019 was approximately $0.3 million in comparison to approximately $0.1 million for the first quarter of 2018.

R&D expenses for the first quarter of 2019 remained stable at approximately $3.5 million in comparison to the first quarter of 2018. This stability in R&D expenses reflects increased expenses due to advancement in the Company's activities to later stages of product development, including field trials and pre-clinical studies provided by third parties, which was offset by operating efficiencies achieved with the new corporate structure.

Operating loss for the first quarter of 2019 was approximately $4.7 million in comparison to approximately $4.9 million in the first quarter of 2018.

The net financing income for the first quarter of 2019 was approximately $0.9 million in comparison to net financing expenses of approximately $0.4 million in the first quarter of 2018. This increase in the first quarter is due to translation of Israeli Shekel nominated cash and marketable securities to US Dollars, revaluation of the Company’s marketable securities and interest income on bank deposits.

Loss for the first quarter of 2019 decreased to approximately to $3.8 million in comparison to a loss of $5.4 million during first quarter of 2018.

Conference Call & Webcast Details:

Evogene’s management will host a conference call to discuss the results at 09:00 AM Eastern time, 16:00 Israel time. To access the conference call, please dial 1-888-668-9141 toll free from the United States, or +972-3-918-0609 internationally. Access to the call will also be available via live webcast through the Company’s website at www.evogene.com.

Dr. Arnon Heyman, CEO of Evogene’s cannabis subsidiary, Canonic, will join the conference call to discuss the company’s activity with highlights from Canonic’s presentation, which can be found on Evogene’s website under the investor relations section.

A replay of the conference call will be available approximately three hours following the completion of the call. To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5904 internationally. The replay will be accessible through May 28, 2019, and an archive of the webcast will be available on the Company’s website through June 8, 2019.

About Evogene Ltd.:

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and advanced computational technologies.

Today, this platform is utilized by the Company to discover and develop innovative products in the following areas (via subsidiaries or divisions): ag-chemicals, ag-biologicals, seed traits, integrated castor oil ag-solutions, human microbiome-based therapeutics and medical cannabis. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in its collaborations with world-leading companies such as BASF, Bayer, Corteva and ICL. For more information, please visit www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Nir Zalik	Vivian Cervantes
IR Director	PCG Investor Relations
IR@evogene.com	vivian@pcgadvisory.com
972-8-931-1900	646-863-6274

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of March 31,	As of December 31,
	2019	2018
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$6,588	$5,810
Marketable securities	20,828	26,065
Short-term bank deposits	22,592	22,592
Trade receivables	38	160
Other receivables and prepaid expenses	1,795	861

	51,841	55,488
LONG-TERM ASSETS:
Long-term deposits	-	19
Operating lease right-of-use-assets	3,050	-
Property, plant and equipment, net	2,744	3,187

	5,794	3,206

	$57,635	$58,694
CURRENT LIABILITIES:
Trade payables	$641	$1,015
Employees and payroll accruals	1,690	2,095
Operating lease liability	673	-
Liabilities in respect of government grants	1,008	988
Deferred revenues and other advances	373	412
Other payables	862	921

	5,247	5,431
LONG-TERM LIABILITIES:
Liabilities in respect of government grants	3,138	2,898
Operating lease liability	2,454	-
Deferred revenues and other advances	9	28
Severance pay liability, net	32	31

	5,633	2,957
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,754,297 shares at March 31, 2019, and December 31, 2018	142	142
Share premium and other capital reserve	187,884	187,701
Accumulated deficit	(141,499)	(137,790)

Equity attributable to equity holders of the Company	46,527	50,053

Non-controlling interests	228	253

Total equity	46,755	50,306

	$57,635	$58,694

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	Unaudited		Audited

Revenues	$348	$366	$1,747
Cost of revenues	71	284	1,452

Gross profit	277	82	295

Operating expenses:

Research and development, net	3,544	3,485	14,686
Business development	493	598	2,084
General and administrative	909	945	3,514

Total operating expenses	4,946	5,028	20,284

Operating loss	(4,669)	(4,946)	(19,989)

Financing income	1,199	533	1,413
Financing expenses	(282)	(970)	(2,206)

Financing income (expenses), net	917	(437)	(793)

Loss before taxes on income	(3,752)	(5,383)	(20,782)
Taxes on income	2	3	30

Loss	$(3,754)	$(5,386)	$(20,812)

Attributable to:
Equity holders of the Company	$(3,709)	$(5,386)	$(20,758)
Non-controlling interests	(45)	-	(54)

	$(3,754)	$(5,386)	$(20,812)

Basic and diluted loss per share	$(0.15)	$(0.21)	$(0.81)

Weighted average number of shares used in computing basic and diluted loss per share	25,754,297	25,750,673	25,753,411

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	Unaudited		Audited

Cash flows from operating activities:

Loss	$(3,754)	$(5,386)	$(20,812)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	638	496	2,020
Share-based compensation	203	346	1,731
Net financing expense (income)	(1,013)	411	694
Taxes on income	2	3	30

	(170)	1,256	4,475
Changes in asset and liability items:

Decrease (increase) in trade receivables	122	(57)	(28)
Decrease (increase) in other receivables	(758)	(622)	95
Decrease in trade payables	(318)	(230)	(114)
decrease in employees and payroll accruals	(405)	(551)	(182)
Increase (decrease) in other payables	(52)	(37)	233
Increase (decrease) in severance pay liability, net	1	(1)	-
Increase (decrease) in deferred revenues and other advances	(58)	170	(165)

	(1,468)	(1,328)	(161)

Cash received (paid) during the period for:

Interest received	34	533	1,360
Taxes paid	-	(7)	(23)

Net cash used in operating activities	(5,358)	(4,932)	(15,161)

Cash flows from investing activities:

Purchase of property, plant and equipment	(83)	(48)	(374)
Proceeds from sale of marketable securities	6,229	7,222	63,639
Purchase of marketable securities	-	(2,204)	(31,700)
Proceeds from (investment in) bank deposits, net	-	1,880	(14,212)

Net cash provided by investing activities	6,146	6,850	17,353

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	Unaudited		Audited

Cash flows from financing activities:

Proceeds from exercise of options	-	9	9
Proceeds from government grants	197	57	354
Repayment of lease liability	(234)	-	-
Repayment of government grants	(29)	(44)	(66)

Net cash provided by (used in) financing activities	(66)	22	297

Exchange rate differences - cash and cash equivalent balances	56	(22)	(114)

Increase in cash and cash equivalents	778	1,918	2,375

Cash and cash equivalents, beginning of the period	5,810	3,435	3,435

Cash and cash equivalents, end of the period	$6,588	$5,353	$5,810

Significant non-cash activities
Acquisition of property, plant and equipment	$14	$70	$80